UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Name of Issuer)
	Oceanfirst Financial Corp

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	675234108

Rule 13d-1(b)

NAME OF REPORTING PERSON
Private Capital Management

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER	863,028
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	863,028

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	863,028

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	6.4%

TYPE OF REPORTING PERSON
IA

NAME OF REPORTING PERSON
Bruce S. Sherman

I.R.S. IDENTIFICATION NO.


MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	29,250
SHARED VOTING POWER 	863,028
SOLE DISPOSITIVE POWER 	29,250
SHARED DISPOSITIVE POWER 	863,028

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	892,278

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	6.7%

TYPE OF REPORTING PERSON
IN


NAME OF REPORTING PERSON
Gregg J. Powers

I.R.S. IDENTIFICATION NO.


MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER 	863,028
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	863,028

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	863,028

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	6.4%

TYPE OF REPORTING PERSON
IN


ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	Oceanfirst Financial Corp
(b)Address of Issuer: 	975 Hooper Avenue, Toms River NJ  08723

Item 2.
(a)Name of Person Filing:  See Exhibit 1
(b)Address of Person Filing: 8889 Pelican Bay Blvd., Naples, FL  34108
(c)Citizenship:  See Exhibit 1
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  	675234108

Item 3.
The reporting person is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership
(a)Amount Beneficially Owned:  See Exhibit 1
(b)Percent of Class:  See Exhibit 1
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:
     See Exhibit 1
(ii)shared power to vote or to direct the vote:
     See Exhibit 1
(iii)sole power to dispose or to direct the disposition of:
     See Exhibit 1
(iv)shared power to dispose or to direct the disposition of:
     See Exhibit 1

Item 5. Ownership of Five Percent or Less of Class:
        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
        See Exhibit 1

Item 9. Notice of Dissolution of Group:
        N/A

Item 10. Certification:
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   See Exhibit 2
Signature:  See Exhibit 2
Name/Title: See Exhibit 2



                    Exhibit 1


Item 2.
(a) Name of Person Filing
     1)  Private Capital Management, L.P.
     2)  Bruce S. Sherman
     3) Gregg J. Powers

(c)Citizenship
     1)  Delaware
     2)  U.S.
     3)  U.S.

Item 4.
(a) Amount Beneficially Owned
     1) 	863,028
     2) 	892,278
     3) 	863,028

(b) Percent of Class
     1) 	6.4%
     2) 	6.7%
     3) 	6.4%

(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
         1)  	0
         2)  	29,250
         3)  	0

   (ii)  shared power to vote or to direct the vote
         1) 	863,028
         2)  	863,028
         3)  	863,028

   (iii) sole power to dispose or to direct the disposition of
         1)  	0
         2)  	29,250
         3)  	0

   (iv)  shared power to dispose or to direct the disposition of
         1)  	863,028
         2)  	863,028
         3)  	863,028

 Bruce S. Sherman is CEO of Private Capital Management (PCM) and Gregg J. Powers is President of PCM. In these capacities, Messrs. Sherman and Powers exercise shared dispositive and shared voting power with respect to shares held by PCM's clients and managed by PCM.
Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM's clients and disclaim the existence of a group.

Exhibit 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2004


_____________________________________
Bruce S. Sherman
as CEO, PCM
as, individual, as applicable


______________________________________
Gregg J. Powers
as President, PCM
as, individual, as applicable